April 17, 2025

Andrew Yeo
Chief Executive Officer
Phaos Technology Holdings (Cayman) Ltd
83 Science Park Dr,
#02-01 & #04-01A/B The Curie, Singapore Science Park 1
Singapore 118258

       Re: Phaos Technology Holdings (Cayman) Ltd
           Amendment No. 2 to Registration Statement on Form F-1
           Filed March 31, 2025
           File No. 333-284137
Dear Andrew Yeo:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed March 31, 2025 Prospectus Summary
Overview, page 4

1. We note your disclosure here that you experienced a reduction in revenue of 82.7%
       and your disclosure on page 34 that this reduction in revenue was primarily attributed to diversification of your customer base in the region. We also note your disclosure that your product sales decreased by 86% and your service revenue increased. Please revise to explain in more detail why the diversification of your customer base resulted in this significant reduction in revenue, why your product sales decreased by 86% and your service revenue increased, and whether you expect this trend to continue in future financial periods.
 April 17, 2025
Page 2

Risk Factors
We are exposed to the credit risks of our customers., page 14

2. Please update this risk factor to include the corresponding October 31, 2024 financial statement measures. Also, please provide a separate risk factor that addresses your ability to continue as a going concern. In this regard, we note that your October 31,
       2024 cash balance declined to S$231,655 and the operating cash flow deficit reported on page F-5 significantly worsened. Specifically explain how you plan to satisfy your cash obligations in the next twelve months given your material decline in revenue.
Management   s Discussion and Analysis of Financial Condition And Results of
Operations
Overview, page 30

3.     We understand that your business in Singapore "contributed to 32.1% of
our Group   s
       revenue". Please expand your disclosure to address the other 67.9%. Other Income, page 34

4. We note your disclosure that the decrease in Other Income for the financial periods presented was due to a decrease in government grants. Please revise to clarify whether and to what extent you expect this trend to continue in future financial periods.
Business
Business Strategies, page 48

5. Given that your loan to PT Neura Integrasi Solusi now comprises over 50% of your total assets, please disclose how this substantial investment aligns with your stated
       business strategies and plans. Disclose whether the borrower currently has any substantive business activities and employees. The disclosure should fully describe the borrower's existing business and any material products or services that currently generate revenue. Identify any known factors that create uncertainty over your ability to recover the full amount of the loan. For example, if the borrower's ability to repay the loan is dependent on their ability to raise capital or develop products and technologies then that issue should be fully explained.
Principal and Selling Shareholders
Selling Shareholders, page 63

6. Please disclose the natural person(s) with voting and dispositive control of the shares held by ICHAM Master Fund VCC.
Item 7. Recent Sales of Unregistered Securities, page II-1

7. We note your disclosure throughout your filing that certain selling shareholders are participating in this offering. Please revise this section, as appropriate, to discuss the securities issuances under which these selling shareholders received the shares you are registering in this offering.
 April 17, 2025
Page 3
Exhibit Index
Exhibit 23.1, page II-4

8. Please update the consent in your next filing. See also the instructions to Item 8.A.4 of the Form 20-F instructions, if applicable.
General

9. We note your disclosure on page 38 relating to the Loan Agreement you entered into with PT. Neura, and your disclosure on page 49 related to the Research and
       Development Agreement that you entered into with a Korean microscopy company.
       Please revise your disclosure to describe all of the material terms of these agreements, including relevant termination provisions.

       Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Katherine Bagley at 202-551-2545 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   William S. Rosenstadt